SWIRE PACIFIC

RECEIVED
2005 MAY 17 A 8:50
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Our Ref: CSA/PAC1/24

13th May 2005

BY DHL

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549
USA

05008138

SUPPL

Dear Sirs,

**Swire Pacific Limited**
**File No. 82-2184**

Pursuant to our obligations under Rule 12g3-2(b) of the Securities and Exchange Act of 1934, we enclose the following documents for your record :

(a) a copy of the resolutions passed at the Annual General Meeting of the Company held on 12th May 2005; and

(b) copies of the following announcements published today in The Standard:

Poll results of the Annual General Meeting
Board Changes

Yours faithfully,
For SWIRE PACIFIC LIMITED

PROCESSED
MAY 23 2005
THOMSON
FINANCIAL

Margaret Yu
Secretary

Encl.

MY/RK/ph

c.c. Eugenia Lee – BONY, HK

dlw 5/23

**Company No. 1679**

THE COMPANIES ORDINANCE

ORDINARY RESOLUTIONS

OF

SWIRE PACIFIC LIMITED

---

Passed on 12th May 2005

---

At the Annual General Meeting of the Shareholders of the Company held at the Pacific Place Conference Centre, Level 5, One Pacific Place, 88 Queensway, Hong Kong, on 12th May 2005, the following resolutions were passed as Ordinary Resolutions:

4. THAT:

(a) subject to paragraph (b), the exercise by the Directors during the Relevant Period of all the powers of the Company to make on-market share repurchases (within the meaning of the Code on Share Repurchases) be approved;

(b) the aggregate nominal amount of any class of the Company's shares which may be repurchased pursuant to the approval in paragraph (a) above shall not exceed 10 per cent of the aggregate nominal amount of the shares of that class in issue at the date of passing this Resolution; and

(c) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by law to be held; and

(iii) the revocation or variation of the authority given under this Resolution by ordinary resolution of the shareholders in general meeting; and

references to "shares" include securities which carry a right to subscribe for or purchase shares.

5. THAT:

(a) subject to paragraph (b), the exercise by the Directors during the Relevant Period of all the powers of the Company to allot, issue and deal with additional shares and to make or grant offers, agreements and options which will or might require the exercise of such powers during or after the end of the Relevant Period be approved;

(b) the aggregate nominal amount of shares of any class allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors pursuant to the approval in paragraph (a), otherwise than pursuant to (i) a Rights Issue or (ii) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares, shall not exceed the aggregate of (aa) 20 per cent of the aggregate nominal amount of the shares of that class in issue at the date of passing this Resolution plus (bb) (if the Directors are so authorised by a separate ordinary resolution of the shareholders of the Company) the nominal amount of any shares of that class repurchased by the Company subsequent to the passing of this Resolution (up to a maximum equivalent to 10 per cent of the aggregate nominal amount of the shares of that class in issue at the date of passing this Resolution) provided that the aggregate nominal amount of the shares of any class so allotted (or so agreed conditionally or unconditionally to be allotted) pursuant to this Resolution wholly for cash shall not exceed 5 per cent. of the aggregate nominal amount of the shares of that class in issue at the date of passing this Resolution; and

(c) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until the earliest of:

(i) the conclusion of the next annual general meeting of the Company; and

(ii) the expiration of the period within which the next annual general meeting of the Company is required by law to be held; and

(iii) the revocation or variation of the authority given under this Resolution by ordinary resolution of the shareholders in general meeting; and

"Rights Issue" means an offer of shares to holders of shares or any class thereof on the register on a fixed record date in proportion to their then holdings of such shares or class thereof (subject to such exclusion or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong).

6. THAT the Directors be authorised to exercise the powers of the Company referred to in paragraph (a) of the resolution set out as Resolution 5 in the notice convening this meeting in respect of the shares referred to in sub-paragraph (bb) of paragraph (b) of such resolution.

D.M. Turnbull
Chairman

MY/RK/ph
*P:\RK\Pac\Pac\PAC1-AGM\AGM2005\Resolutions 05.doc*

SWIRE PACIFIC

# SWIRE PACIFIC LIMITED

*(Incorporated in Hong Kong with limited liability)*
*(Stock Codes : 00019 and 00087)*

## Annual General Meeting held on 12th May 2005 – Poll Results

Following are the poll results in respect of the resolutions proposed at the Annual General Meeting of Swire Pacific Limited held on 12th May 2005 ("the AGM"):

| Resolutions | | No. of Votes (%) For | No. of Votes (%) Against |
|---|---|---|---|
| 1. | To declare final dividends. | 2,872,705,525 (100.0000%) | 0 (0.0000%) |
| 2. | To re-elect M Cubbon as a Director. | 2,823,035,226 (99.1047%) | 25,503,381 (0.8953%) |
| | To re-elect Baroness Dunn as a Director. | 2,529,398,154 (88.7963%) | 319,140,453 (11.2037%) |
| | To re-elect C Lee as a Director. | 2,833,863,567 (99.4848%) | 14,675,040 (0.5152%) |
| | To elect M C C Sze as a Director. | 2,836,721,648 (99.5852%) | 11,816,959 (0.4148%) |
| | To elect V H C Cheng as a Director. | 2,836,706,648 (99.5846%) | 11,831,959 (0.4154%) |
| 3. | To re-appoint PricewaterhouseCoopers as Auditors and to authorise the Directors to fix their remuneration. | 2,843,262,978 (99.7707%) | 6,534,757 (0.2293%) |
| 4. | To grant a general mandate for share repurchase. | 2,869,453,525 (99.8808%) | 3,424,000 (0.1192%) |
| 5. | To grant a general mandate to issue and dispose of additional shares in the Company. | 2,426,202,365 (84.4520%) | 446,675,160 (15.5480%) |
| 6. | To add shares repurchased to the general mandate to issue and dispose of shares in the Company. | 2,817,015,608 (98.8346%) | 33,216,627 (1.1654%) |

As more than 50% of the votes were cast in favour of each resolution, all the resolutions were passed as ordinary resolutions.

Notes

(1) The total number of shares entitling the holder to attend and vote for or against all the resolutions at the AGM : 930,375,385 'A' shares and 3,003,486,271 'B' shares. Every member present in person or by proxy has one vote for every share of which he is the holder. There were no restrictions on any shareholders to cast votes on any of the proposed resolutions at the AGM.

(2) Computershare Hong Kong Investor Services Limited acted as scrutineer for the vote-taking at the AGM.

(3) The Directors of the Company as at the date of this announcement are:
Executive Directors: D M Turnbull, M Cubbon, D Ho and K G Kerr;
Non-Executive Directors: Baroness Dunn, J W J Hughes-Hallett, P A Johansen and Sir Adrian Swire; and
Independent Non-Executive Directors: C K M Kwok, C Lee, M M T Yang, M C C Sze and V H C Cheng.

For and on behalf of

**Swire Pacific Limited**
**Margaret Yu**
*Company Secretary*

*Hong Kong, 12th May 2005*

SWIRE PACIFIC

# SWIRE PACIFIC LIMITED

*(Incorporated in Hong Kong with limited liability)*
*(Stock Codes : 00019 and 00087)*

## BOARD CHANGES

The Board of Directors ("the Board") of Swire Pacific Limited ("the Company") announces that Mr. David Gordon Eldon will be retiring from the HSBC Group and has tendered his resignation as an independent non-executive Director of the Company with effect from 11th May 2005. Mr. Eldon has confirmed that there are no matters that need to be brought to the attention of the shareholders of the Company. The Board would like to thank Mr. Eldon for his valuable contribution to the Company during the tenure of his service.

The Board further announces that Mr. Cheng Hoi Chuen, Vincent (鄭海泉), OBE, has been elected as an independent non-executive Director at the Annual General Meeting of the Company held on 12th May 2005 and Mr. Chen Nan Lok Philip (陳南祿) has been appointed by the Board as an executive Director with effect from 13th May 2005.

Mr. Cheng, aged 56, is currently Vice-Chairman and Chief Executive of Hang Seng Bank Limited and will become Chairman of The Hongkong and Shanghai Banking Corporation Limited on 25th May 2005. He is also a Director of Great Eagle Holdings Limited and President of the Hong Kong Institute of Bankers.

Mr. Cheng has a Bachelor of Social Science degree in Economics from the Chinese University of Hong Kong and a Master of Philosophy degree in Economics from the University of Auckland.

Mr. Cheng does not have any service contract with the Company. In accordance with the Company's Articles of Association, he will retire at the annual general meeting for 2008 and will be eligible for re-election. He will be entitled to fees payable to independent non-executive Directors of the Company. These fees are determined by the Board and the fee for serving as a Director is currently fixed at the level of HK$200,000 per annum.

Mr. Cheng does not have any relationship with any Director or the senior management of the Company or with any substantial or controlling shareholder of the Company and he does not have any interest (within the meaning of Part XV of the Securities and Futures Ordinance) in the shares of the Company.

Mr. Chen, aged 49, joined the John Swire & Sons Limited ("Swire") group in 1977 and has worked with the group in Hong Kong, Mainland China and the Asia Pacific region. He has been a director of Cathay Pacific Airways Limited ("Cathay Pacific") since 1998 and was appointed Chief Executive of that company in January 2005. He served as Chief Executive of Hong Kong Dragon Airlines Limited from 1994 to 1997 and is also a director of John Swire & Sons (H.K.) Limited ("JSSHK"). He has an honours degree in Political Science and History.

Mr. Chen does not have any service contract with the Company but is being seconded to Cathay Pacific by the Swire group under the agreement for services referred to in Cathay Pacific's announcement dated 1st December 2004. In accordance with the Company's Articles of Association, he will hold office until the annual general meeting to be held in 2006 and will then be eligible for election; thereafter he will retire at the third annual general meeting following his election by ordinary resolution and will be eligible for re-election.

Mr. Chen has a beneficial interest in 2,000 'A' shares and 75,142 "B" shares of the Company, some of which are held by his wife. He also has a personal interest in 9,000 shares of Cathay Pacific, an associated corporation of the Company. Apart from this, he does not have any interest (within the meaning of Part XV of the Securities and Futures Ordinance) in the shares of the Company.

As stated above, Mr. Chen is a director of JSSHK. JSSHK is a wholly-owned subsidiary of Swire, which is the controlling shareholder of the Company. In addition, he is also an employee of Swire. Apart from this, he has no relationship with any director or the senior management of the Company or with any substantial or controlling shareholder of the Company.

The remuneration of senior managers employed by Swire is aimed at attracting, motivating and retaining high-calibre individuals in a competitive international market. Mr. Chen's emoluments are determined in accordance with this policy. He receives an annual salary which together with various allowances amounts to approximately HK$5,850,000 and is eligible to receive a performance related discretionary bonus. He is also entitled to other benefits in kind and to participate in a provident fund. The majority of his cost is borne by Cathay Pacific and a small percentage (about 5%) will be charged to the Company, depending on the actual time he spends on the Company's business.

The Directors of the Company as at the date of this announcement are:
Executive Directors: D M Turnbull, M Cubbon, D Ho and K G Kerr; Non-Executive Directors: Baroness Dunn, J W J Hughes-Hallett, P A Johansen and Sir Adrian Swire; and Independent Non-Executive Directors: C K M Kwok, C Lee, M M T Yang, M C C Sze and V H C Cheng.

By Order of the Board

**Swire Pacific Limited**
**Margaret Yu**
*Secretary*